

Mail Stop 6010

December 6, 2007

VIA U.S. MAIL AND FAX (703) 248-8262

Dr. Lee J. Finniear
Chief Executive Officer
Metal Storm Limited
Building 4
848 Boundary Road
Richlands, Queensland 4077
Australia

>   **Re: Metal Storm Limited**
>   **Form 20-F for the year ended December 31, 2006**
>   **Filed May 18, 2007**
>   **File No. 000-31212**

Dear Dr. Finniear:

        We have reviewed your filings and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Item 15. Controls and Procedures, page 52

1.   We note your response to our prior comment 1. The language on page 53 of your 2006 Form 20-F to which you refer states that "at this time however we acknowledge that the disclosure controls and procedures are not effective." However, you do not disclose the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures <u>as of the end of the period covered by the report</u>, as required by Item 15 of Form 20-F. Further, your use of the word "acknowledge" implies a concession, and when read in context, the language appears to qualify any conclusions that may have been reached and are being conveyed by management. Please amend the filing to fully comply with the requirements of Item 15 of Form 20-F by stating clearly the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the 2006 Form 20-F.

Note 27. Significant Differences between AIFRS and U.S. GAAP, page F-53

2.   We note your discussion regarding the change in your accounting policy for the treatment of transaction costs related to the 2006 Notes offering under AIFRS. Please explain the AIFRS accounting guidance (other than AASB 132 and AASB 139) that mandates how you were required to account for financial liability transaction costs in 2006. Please clarify for us why you believe this planned change in accounting represents a choice between acceptable AIFRS accounting method for transaction costs in 2006 and the facts that caused you and your auditors to conclude such a change in your accounting for the costs in 2007 was appropriate. Finally, tell us if there are any new AIFRS accounting standards effective in 2007 that change how you are required to account for transaction costs incurred in connection with financial liabilities.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant